July 6, 2005


Mail Stop 4561

Ms. Susan J. Wolfe, Esq.
Senior Vice President, General Counsel and Secretary
c/o Business Objects America
3030 Orchard Parkway
San Jose, CA 95134

      Re:	Business Objects S.A.
      Amendment No. 2 to Registration Statement on Form S-3
      File No. 333-119662

Dear Ms. Wolfe:

	In connection with our limited review of your filing, we have reviewed your second amendment and have the following additional comments.

Prospectus Cover Page
1. We note that you filed an additional Form S-3 (333-126082) on June
23, 2005. Please revise the cover page to disclose the existence of this separate offering and to indicate the number of shares covered by the other registration statement. Additionally, please note that comments regarding registration statement number 333-126082 will be sent under separate cover.
Legal Opinion

2. Please file a revised legal opinion updated to refer to the increased number of shares being offered under the registration statement.


**	**	**	**	**	**


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you require further assistance, you may call me at (202)
551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal


cc:	Via Facsimile
      John T. Sheridan, Esq.
      Julia Reigel, Esq.
      Michael Post, Esq.
      Wilson Sonsini Goodrich & Rosati
      Professional Corporation
      650 Page Mill Road
      Palo Alto, CA 94304
      Telephone: (650) 493-9300
      Facsimile:  (650) 493-6811

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Ms. Susan Wolfe
Business Objects S.A.
July 6, 2005
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